For the period ended:  11/10/2000
File number:  811-05055


                        SUB-ITEM 77M
                           Mergers


     At a Special Meeting of Shareholders held on October 27, 2000, the shareholders of Prudential
Balanced Fund (the Fund) approved an Agreement and Plan of Reorganization whereby all of the assets of the Fund were merged in to Prudential
Active Balanced Fund, a series of The Prudential
Investment Portfolios, Inc., in exchange solely for Class A, Class B, Class C and Class Z shares of Prudential Balanced Fund and the Active
Balanced Fund's assumption of all of the liabilities, if any, of the Fund followed by the distribution of Active Balanced Fund's shares to shareholders of the Fund in liquidation of the Fund, effective November 10, 2000.














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